                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------


                                    FORM 11-K


      X         ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the Fiscal Year ended December 31, 1996


               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _________ to _________

                         Commission File Number 33-26970



                   ADT SECURITY SERVICES, INC. PROFIT SHARING
                                AND SAVINGS PLAN
                            (Full Title of the Plan)

                              1750 Clint Moore Road
                              Boca Raton, FL 33431
                                (Address of Plan)

                                   ADT LIMITED
          (Name of Issuer of the Securities Held Pursuant to the Plan)


                                   Cedar House
                                 41 Cedar Avenue
                             Hamilton HM 12, Bermuda
                     (Address of Principal Executive Office)

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         ADT Security Services, Inc.
                                         Profit Sharing and Savings Plan
                                                   (Name of Plan)






Date: June 30, 1997                                 By:/S/ Steve Levine
                                                       ---------------------
                                                          Steve Levine

                                                    Member Profit Sharing and
                                                    Savings Plan Committee

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN

                                    ---------

                                      INDEX


                                                                         Pages
Financial Statements and Exhibits                                        -----
---------------------------------
Report of Independent Accountants                                          1-2

Financial Statements:

      Statements of Net Assets Available for Benefits
        with Fund Information as of December 31, 1996 and 1995             3-4

      Statements of Changes in Net Assets
        Available for Benefits with Fund Information for
        the Years Ended December 31, 1996 and 1995                         5-7

      Notes to Financial Statements                                       8-15


Supplemental Schedules:

      Item 27A - Schedule of Assets Held
         for Investment Purposes as of
         December 31,  1996 and 1995                                        16

      Item 27D - Schedule of Reportable
        Transactions for the year ended
        December 31,  1996                                                  17

Exhibit I - Consent of Independent Accountants                              18

                        REPORT OF INDEPENDENT ACCOUNTANTS





TO THE ADT SECURITY SERVICES,  INC.
  PROFIT SHARING AND SAVINGS PLAN:



We have audited the accompanying statements of net assets available for benefits with fund information of the ADT Security Services, Inc. Profit Sharing and Savings Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of 1) assets held for investment purposes as of December 31, 1996 and 1995; and
2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits as of December 31, 1996 and 1995 and the statements of changes in net assets available for benefits for the years then ended is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                COOPERS & LYBRAND L.L.P.





Denver, Colorado
June 30, 1997

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1996


                                                                    Participant-Directed
                                          -----------------------------------------------------------------------
                                             Fund A       New Fund B      New Fund C     New Fund D    New Fund E
                                          -----------    ------------    -----------    -----------    ----------
                                              ADT        Intermediate    Disciplined        Cash
ASSETS:                                     Limited          Bond          Equity        Management     Balanced
-------                                    Share Fund        Fund           Fund            Fund          Fund
                                          -----------    ------------    -----------    -----------    ----------
Investments, at fair value:
 ADT Limited Share Fund
    (cost $42,088,788)                    $58,210,703*
Participation in Fidelity
 Intermediate Bond Fund
    (cost $7,999,429)                                     $7,898,693*
Participation in Fidelity
 Disciplined Equity Fund
    (cost $16,336,798)                                                   $16,051,140*
Participation in Dreyfus
 Cash Management Fund
    (cost $21,432,467)                                                                  $20,681,767*
Participation in Fidelity
 Puritan Fund (cost $2,343,150)                                                                        $2,367,484
Participation in Fidelity
 ContraFund (cost $5,766,012)
Participation in Fidelity
 Worldwide Fund (cost $1,318,387)
Participant Loans

Due from Broker for Securities Sold                            1,049                         69,820         7,076
                                          -----------     ----------     -----------    -----------    ----------
Total assets                              $58,210,703     $7,899,742     $16,051,140    $20,751,587    $2,374,560

LIABILITIES:
------------

Due to Broker for Securities Purchased    $    33,208                    $     1,845
Administration fees payable                    94,171     $   14,591          27,586    $    34,269    $    4,837
                                          -----------     ----------     -----------    -----------    ----------
Total liabilities                             127,379         14,591          29,431    $    34,269         4,837
                                          -----------     ----------     -----------    -----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS         $58,083,324     $7,885,151     $16,021,709    $20,717,318    $2,369,723
                                          ===========     ==========     ===========    ===========    ==========

                                                                                   Nonparticipant
                                                       Participant-     Directed      Directed
                                         -----------   ------------   -----------  --------------
                                          New Fund F     New Fund G                     Fund A
                                         -----------   ------------                --------------
                                          Aggressive      Global      Participant    ADT Limited
                                         Equity Fund    Equity Fund      Loans        Share Fund        Total
ASSETS:                                  -----------   ------------   -----------  --------------  ------------
-------
Investments, at fair value:
 ADT Limited Share Fund
    (cost $42,088,788)                                                              $22,664,797*   $ 80,875,500
Participation in Fidelity
 Intermediate Bond Fund
    (cost $7,999,429)                                                                                 7,898,693
Participation in Fidelity
 Disciplined Equity Fund
    (cost $16,336,798)                                                                               16,051,140
Participation in Dreyfus
 Cash Management Fund
    (cost $21,432,467)                                                                  750,700*     21,432,467
Participation in Fidelity
 Puritan Fund (cost $2,343,150)                                                                       2,367,484
Participation in Fidelity
 ContraFund (cost $5,766,012)             $6,086,289                                                  6,086,289
Participation in Fidelity
 Worldwide Fund (cost $1,318,387)                       $1,388,754                                    1,388,754
Participant Loans                                                     $4,955,194                      4,955,194

Due from Broker for Securities Sold                                                                      77,945
                                          ----------    ----------    ----------    -----------    ------------
Total assets                              $6,086,289    $1,388,754    $4,955,194    $23,415,497    $141,133,466

LIABILITIES:
------------

Due to Broker for Securities Purchased    $    8,810    $    5,265                  $    14,232    $     63,360

Administration fees payable                    9,534         2,666                       42,742         230,396
                                          ----------    ----------    ----------    -----------    ------------
Total liabilities                             18,344         7,931            --    $    56,974         293,756
                                          ----------    ----------    ----------    -----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS         $6,067,945    $1,380,823    $4,955,194    $23,358,523    $140,839,710
                                          ==========    ==========    ==========    ===========    ============

* Investment value represents 5% or more of the total plan net assets available for benefits.

     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1995

                                                                   Participant-Directed
                                       -------------------------------------------------------------------------
                                          Fund A       New Fund B       New Fund C      New Fund D    New Fund E
                                       -----------    ------------     -----------     -----------    ----------
                                           ADT        Intermediate     Disciplined         Cash
                                         Limited          Bond            Equity        Management     Balanced
ASSETS:                                 Share Fund        Fund             Fund            Fund          Fund
-------                                -----------    ------------     -----------     -----------    ----------
Investments, at fair value:
 ADT Limited Share Fund
    (cost $43,632,962)                 $39,344,661*
Participation in Fidelity
 Intermediate Bond Fund
    (cost $10,400,970)                                 $10,573,420*
Participation in Fidelity
 Disciplined Equity Fund
    (cost $18,033,851)                                                 $16,576,656*
Participation in Dreyfus
 Cash Management Fund
    (cost $24,244,623)                                                                 $23,243,884*
Participation in Fidelity
 Puritan Fund (cost $868,953)                                                                          $891,707
Participation in Fidelity
 ContraFund (cost $2,926,890)
Participation in Fidelity
 Worldwide Fund (cost $396,042)

Participant Loans                                          (13,487)        (46,292)        (33,070)        (101)

Due from Broker for Securities Sold         26,757           4,487           9,667           1,509        3,836
Company contribution receivable            151,552
                                       -----------     -----------     -----------     -----------     --------
Total assets                           $39,522,970     $10,564,420     $16,540,031     $23,212,323     $895,442

LIABILITIES:
------------

Due to Broker for Securities Purchased $   150,258     $    58,890     $ 1,840,387     $   111,777     $ 23,378

Administration fees payable                 11,821           5,413           3,428          22,438        4,870
                                       -----------     -----------     -----------     -----------     --------
Total liabilities                          162,079          64,303       1,843,815     $   134,215     $ 28,248
                                       -----------     -----------     -----------     -----------     --------
NET ASSETS AVAILABLE FOR BENEFITS      $39,360,891     $10,500,117     $14,696,216     $23,078,108     $867,194
                                       ===========     ===========     ===========     ===========     ========

                                                                                   Nonparticipant
                                                       Participant-   Directed        Directed
                                         -----------   -----------   -----------   --------------
                                          New Fund F    New Fund G                      Fund A
                                         -----------   -----------                   -----------
                                          Aggressive      Global     Participant     ADT Limited
ASSETS:                                  Equity Fund   Equity Fund      Loans         Share Fund        Total
-------                                  -----------   -----------   -----------   ---------------   ------------
Investments, at fair value:
 ADT Limited Share Fund
    (cost $43,632,962)                                                              $15,185,859*     $ 54,530,520
Participation in Fidelity
 Intermediate Bond Fund
    (cost $10,400,970)                                                                                 10,573,420
Participation in Fidelity
 Disciplined Equity Fund
    (cost $18,033,851)                                                                                 16,576,656
Participation in Dreyfus
 Cash Management Fund
    (cost $24,244,623)                                                                1,000,739*       24,244,623
Participation in Fidelity
 Puritan Fund (cost $868,953)                                                                             891,707
Participation in Fidelity
 ContraFund (cost $2,926,890)             $2,854,149                                                    2,854,149
Participation in Fidelity
 Worldwide Fund (cost $396,042)                          $401,439                                         401,439

Participant Loans                               (723)        (198)    $2,430,708                        2,336,837

Due from Broker for Securities Sold                                                                        46,256

Company contribution receivable                                                         747,266           898,818
                                          ----------     --------     ----------    -----------      ------------
Total assets                              $2,853,426     $401,241     $2,430,708    $16,933,864      $113,354,425

LIABILITIES:
------------

Due to Broker for Securities Purchased    $  221,563     $  4,088                                    $  2,410,341

Administration fees payable                    7,140        4,175                   $    27,582            86,867
                                          ----------     --------     ----------    -----------      ------------
Total liabilities                            228,703        8,263             --         27,582         2,497,208
                                          ----------     --------     ----------    -----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS         $2,624,723     $392,978     $2,430,708    $16,906,282      $110,857,217
                                          ==========     ========     ==========    ===========      ============

*Investment value represents 5% or more of the total plan net assets available for benefits.

     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1996

                                                                     Participant-Directed
                                        -------------------------------------------------------------------------------
                                           Fund A         New Fund B        New Fund C      New Fund D       New Fund E
                                        ------------     ------------     ------------     ------------     -----------
                                            ADT          Intermediate      Disciplined         Cash
                                          Limited            Bond            Equity         Management        Balanced
                                         Share Fund          Fund             Fund             Fund             Fund
                                        ------------     ------------     ------------     ------------     -----------
Additions:

  Contributions:
    Participants                        $  5,818,199     $    871,228     $  1,555,467     $  1,555,324     $   257,631
    Company                                  499,388
    Rollover                                  37,697              617           25,300              386          17,128
                                        ------------     ------------     ------------     ------------     -----------
  Total contributions                      6,355,284          871,845        1,580,767        1,555,710         274,759
                                        ------------     ------------     ------------     ------------     -----------
Income from investments:
 Interest                                                                                           332
 Dividends                                                                                    1,029,928
 Net appreciation (depreciation)
    in fair value of investments          19,325,240          332,338        4,033,775          102,608         267,040
                                        ------------     ------------     ------------     ------------     -----------
Total income (loss) from investments      19,325,240          332,338        4,033,775        1,132,868         267,040
                                        ------------     ------------     ------------     ------------     -----------
Total additions (deductions)              25,680,524        1,204,183        5,614,542        2,688,578         541,799
                                        ------------     ------------     ------------     ------------     -----------
Deductions:

  Distributions and withdrawals           (5,290,968)      (1,757,139)      (1,976,422)      (4,651,292)       (250,633)
  Administration fees                       (141,131)         (21,671)         (40,209)         (49,602)         (6,270)
                                        ------------     ------------     ------------     ------------     -----------
Total deductions                          (5,432,099)      (1,778,810)      (2,016,631)      (4,700,894)       (256,903)

Transfers between funds                      (68,189)      (1,882,885)      (1,960,105)         (25,226)      1,247,009

Participant loans                         (1,457,813)        (157,454)        (312,313)        (323,248)        (29,376)
                                        ------------     ------------     ------------     ------------     -----------
INCREASE(DECREASE) IN NET ASSETS          18,722,423       (2,614,966)       1,325,493       (2,360,790)      1,502,529
                                        ------------     ------------     ------------     ------------     -----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                      39,360,901       10,500,117       14,696,216       23,078,108         867,194
                                        ------------     ------------     ------------     ------------     -----------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                    $ 58,083,324     $  7,885,151     $ 16,021,709     $ 20,717,318     $ 2,369,723
                                        ============     ============     ============     ============     ===========

                                                                                        Nonparticipant
                                                     Participant-Directed                  Directed
                                        --------------------------------------------    --------------
                                         New Fund F      New Fund G                          Fund A
                                        -----------     -----------                       -----------
                                         Aggressive        Global        Participant      ADT Limited
                                        Equity Fund     Equity Fund         Loans         Share Fund          Total
                                        -----------     -----------     ------------    --------------    -------------
Additions:

  Contributions:
    Participants                        $   597,151     $   171,219                                       $  10,826,219
    Company                                                                              $  1,372,264         1,871,652
    Rollover                                103,942          61,374                                             246,444
                                        -----------     -----------     ------------     ------------     -------------
  Total contributions                       701,093         232,593                      $  1,372,264        12,944,315
                                        -----------     -----------     ------------     ------------     -------------
Income from investments:
 Interest                                                               $    328,537                            328,869
 Dividends                                                                                                    1,029,928
 Net appreciation (depreciation)
    in fair value of investments          1,120,240         144,083                         8,609,527        33,934,851
                                        -----------     -----------     ------------     ------------     -------------
Total income (loss) from investments      1,120,240         144,083          328,537        8,609,527        35,293,648
                                        -----------     -----------     ------------     ------------     -------------
Total additions (deductions)              1,821,333         376,676          328,537        9,981,791        48,237,963
                                        -----------     -----------     ------------     ------------     -------------
Deductions:

  Distributions and withdrawals            (534,217)       (176,592)        (196,972)      (3,084,839)      (17,919,074)
  Administration fees                       (13,563)         (3,465)                          (60,485)         (336,396)
                                        -----------     -----------     ------------     ------------     -------------
Total deductions                           (547,780)       (180,057)        (196,972)      (3,145,324)      (18,255,470)

Transfers between funds                   2,255,622         817,990                          (384,216)               --

Participant loans                           (85,953)        (26,764)       2,392,921                                 --
                                        -----------     -----------     ------------     ------------     -------------
INCREASE(DECREASE) IN NET ASSETS          3,443,222         987,845        2,524,486        6,452,251        29,982,493
                                        -----------     -----------     ------------     ------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                      2,624,723         392,978        2,430,708       16,906,272       110,857,217
                                        -----------     -----------     ------------     ------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1996                    $ 6,067,945     $ 1,380,823     $  4,955,194     $ 23,358,523     $ 140,839,710
                                        ===========     ===========     ============     ============     =============


                                       -5-
     The accompanying notes are an integral part of the financial statements

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1995

                                                                      Participant-Directed
                                        --------------------------------------------------------------------------------
                                           Fund A         Old Fund B       Old Fund C       Old Fund D       New Fund B
                                        ------------     ------------     ------------     ------------     ------------
                                            ADT              Fixed           General           Money        Intermediate
                                          Limited           Income           Equity           Market            Bond
                                         Share Fund          Fund             Fund             Fund             Fund
                                        ------------     ------------     ------------     ------------     ------------
Additions:

  Contributions:
    Participants                        $  5,281,336     $    621,236     $  1,076,317     $  1,159,312     $    418,743
    Company                                  461,049
                                        ------------     ------------     ------------     ------------     ------------
  Total contributions                      5,742,385          621,236        1,076,317        1,159,312          418,743
                                        ------------     ------------     ------------     ------------     ------------
Income from investments:
 Interest                                     16,044           12,566           10,889        1,031,400
 Dividends
 Net appreciation (depreciation)
    in fair value of investments          10,353,393        1,088,729        4,128,386                           351,380
                                        ------------     ------------     ------------     ------------     ------------
Total income (loss) from investments      10,369,437        1,101,295        4,139,275        1,031,400          351,380
                                        ------------     ------------     ------------     ------------     ------------
Total additions (deductions)              16,111,822        1,722,531        5,215,592        2,190,712          770,123
                                        ------------     ------------     ------------     ------------     ------------
Deductions:

  Distributions and withdrawals           (3,200,019)      (1,075,275)      (1,204,393)      (2,654,180)        (174,622)
  Administration fees                       (165,205)            (664)          (1,941)         (23,274)         (71,240)
                                        ------------     ------------     ------------     ------------     ------------
Total deductions                          (3,365,224)      (1,075,939)      (1,206,334)      (2,677,454)        (245,862)

Transfers between funds                      761,872      (11,136,845)     (18,384,064)     (24,662,253)      10,224,368

Participant loans                         (1,141,620)                                                           (248,512)
                                        ------------     ------------     ------------     ------------     ------------
INCREASE(DECREASE) IN NET ASSETS          12,366,850      (10,490,253)     (14,374,806)     (25,148,995)      10,500,117
                                        ------------     ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                      26,994,041       10,490,253       14,374,806       25,148,995
                                        ------------     ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                    $ 39,360,891     $          0     $          0     $          0     $ 10,500,117
                                        ============     ============     ============     ============     ============

                                                                      Participant-Directed
                                        ---------------------------------------------------------------------------
                                          New Fund C      New Fund D      New Fund E     New Fund F    New Fund G
                                        ------------   ---------------    ----------    -----------   -------------
                                         Disciplined   Cash Management     Balanced      Aggressive   Global Equity
                                         Equity Fund         Fund            Fund       Equity Fund       Fund
                                        ------------   ---------------    ----------    -----------   -------------
Additions:

  Contributions:
    Participants                        $    690,662     $    759,923     $  30,817     $    78,389     $  14,328
    Company
                                        ------------     ------------     ---------     -----------     ---------
  Total contributions                        690,662          759,923        30,817     $    78,389        14,328
                                        ------------     ------------     ---------     -----------     ---------
Income from investments:
 Interest
 Dividends                                                    441,486
 Net appreciation (depreciation)
    in fair value of investments          (1,516,543)                        13,741        (142,672)       (1,987)
                                        ------------     ------------     ---------     -----------     ---------
Total income (loss) from investments      (1,516,543)         441,486        13,741        (142,672)       (1,987)
                                        ------------     ------------     ---------     -----------     ---------
Total additions (deductions)                (825,881)       1,201,409        44,558         (64,283)       12,341
                                        ------------     ------------     ---------     -----------     ---------
Deductions:

  Distributions and withdrawals             (355,694)        (728,732)       (1,288)         (3,007)       (1,201)
  Administration fees                       (101,849)        (114,555)       (5,065)         (7,410)       (4,215)
                                        ------------     ------------     ---------     -----------     ---------
Total deductions                            (457,543)        (843,287)       (6,353)        (10,417)       (5,416)

Transfers between funds                   16,345,936       23,312,999       855,998      2,732,647       387,964

Participant loans                           (366,296)        (593,013)      (27,009)        (33,224)       (1,911)
                                        ------------     ------------     ---------     -----------     ---------
INCREASE(DECREASE) IN NET ASSETS          14,696,216       23,078,108       867,194       2,624,723       392,978
                                        ------------     ------------     ---------     -----------     ---------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994
                                        ------------     ------------     ---------     -----------     ---------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                    $ 14,696,216     $ 23,078,108     $ 867,194     $ 2,624,723     $ 392,978
                                        ============     ============     =========     ===========     =========

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SERVICES, INC.
                         PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION,
                                    Continued
                             as of December 31, 1995

                                        Participant-    Nonparticipant
                                          Directed         Directed
                                         Participant     ADT Limited
                                            Loans         Share Fund         Total
                                        ------------    --------------    ------------
Additions:

  Contributions:
    Participants                        $                $                $ 10,131,063
    Company                                                 2,368,964        2,830,013
                                        ------------     ------------     ------------
  Total contributions                                       2,368,964       12,961,076
                                        ------------     ------------     ------------
Income from investments:
 Interest                                                                    1,070,899
 Dividends                                                                     441,486
 Net appreciation (depreciation)
    in fair value of investments                            4,437,169       18,711,596
                                        ------------     ------------     ------------
Total income (loss) from investments                        4,437,169       20,223,981
                                        ------------     ------------     ------------
Total additions (deductions)                                6,806,133       33,185,057
                                        ------------     ------------     ------------
Deductions:

  Distributions and withdrawals                            (1,405,721)     (10,804,132)
  Administration fees                                         (70,802)        (566,220)
                                        ------------     ------------     ------------
Total deductions                                           (1,476,523)     (11,370,352)

Transfers between funds                                      (438,622)              --

Participant loans                          2,430,708          (19,123)              --
                                        ------------     ------------     ------------
INCREASE(DECREASE) IN NET ASSETS           2,430,708        4,871,865       21,814,705
                                        ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                                       12,034,417       89,042,512
                                        ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                    $  2,430,708     $ 16,906,282     $110,857,217
                                        ============     ============     ============

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SERVICES, INC.

                         PROFIT SHARING AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION

      The ADT Security Services, Inc. Profit Sharing and Savings Plan (the "Plan") is administered through a trustee, (the "Trustee"), currently Mellon Bank, and by a committee consisting of employees of ADT Security Services, Inc. (the "Company"). Under the provisions of the Plan, eligible employees may make participating contributions from 1% to 8% of total compensation (including commissions, bonuses and overtime pay), which are eligible for the Company's matching contributions. Such contributions may be made on an after-tax basis or a before-tax basis pursuant to Section 401(k) of the Internal Revenue Code; before-tax contributions being limited to 1% to 4% of compensation. Participants may also elect to make additional after-tax contributions of up to an additional 5% of their compensation, which are not eligible for the Company's matching contributions.

      The Company makes contributions to the Trustee, of an amount equal to 20% of the aggregate participating contributions (up to 8% of each participant's compensation) of participants (the "basic" contribution). Effective January 1, 1995, the plan was amended to allow the Company, in its sole discretion, to make a supplemental contribution, in any percentage, subject to the maximum limit or elect to make no supplemental contribution. The maximum supplemental contribution is 80% of the aggregate participating contributions of the employees made during the year. The Company made no supplemental contributions for the year ended December 31, 1996 and $947,202 for the year ended December 31, 1995.

      In 1995, the investment options of the Plan were changed as a result of a Plan amendment. Prior to October 1, 1995, participants were able to elect to have contributions invested in either Fund A - ADT Limited Share Fund which invests in common shares of ADT Limited; Fund B - Fixed Income Fund which consists of investments in the Trustee's pooled fixed income fund which invests in obligations such as U.S. Treasury notes, other federal agency obligations, corporate obligations and temporary investments, which have an average maturity of four to five years; Fund C - General Equity Fund which consists of investments in the Trustee's pooled common stock fund which invests in such industries as automotive, banking, drugs, medical and health, insurance, chemicals, food products, oil and gas, utilities and electronics; and/or, Fund D - Money Market Fund which consists of investments in the Trustee's pooled short term fund of money market instruments which invests in obligations such as discounted, demand

                                 ------------------

1.    PLAN DESCRIPTION, Continued

      and interest bearings notes, U.S. Treasury bills and notes, corporate temporary investments, time deposits, and certificates of deposit.

      The investment options in effect prior to October 1, 1995 are referred to within the statements of net assets with fund information and the statements of changes in net assets with fund information and the notes to financial statements as the Old Fund B, C and D.

      Effective October 1, 1995, six new mutual funds replaced the old investment however, the ADT Limited Stock Fund remained as an investment option. The new investment options are as follows: Fund B - Intermediate Bond Fund is invested in Fidelity's Intermediate Bond Fund which consists of investments in fixed income obligations in domestic and foreign debt securities, which have an average maturity of three to ten years; Fund C - Equity Fund is invested in Fidelity's Disciplined Equity Fund which consists of investments in domestic common stocks in such industries as energy, banking, health, technology, utilities and consumer products; Fund D - Cash Management Fund is invested in the Dreyfus Cash Management Fund which consists of investments in short-term money market obligations such as U.S. Government securities, certificates of deposit, time deposits, bankers' acceptances, repurchase agreements, commercial paper and other short-term corporate obligations; Fund E - Balanced Fund is invested in Fidelity's Puritan Fund which consists of investments in common stocks and preferred stocks in such industries as energy, finance, durables, basic industries and retail and investments in bonds consisting of investments in U.S. Government and government agency securities, corporate bonds, mortgage securities and foreign bonds; Fund F - Aggressive Equity Fund is invested in Fidelity's Contrafund which consists of investments in common stocks and preferred stocks, generally in small and medium-sized companies, in such industries as finance, technology, energy, durables, and basic industries; Fund G - Global Equity is invested in Fidelity's Worldwide Fund which consists of investments in equity securities issued by companies of all sizes worldwide, in such industries as finance, basic industries, retail, durables, construction and real estate, primarily in such countries as the U.S., the Netherlands, Germany, Japan, France, Switzerland, and Finland.

      The investment options in effect beginning October 1, 1995 are referred to within the statements of net assets with fund information and statements of changes in net assets with fund information and the notes to the financial statements as the New Fund B, C, D, E, F and G. The old and the

                                 ------------------


1.    PLAN DESCRIPTION, Continued

      new funds are collectively referred to as the "Trust Fund", hereafter. Pursuant to the Plan amendment, on October 1, 1995, the balance in each of the participants' accounts, within old funds B, C, and D were transferred into the new funds B, C, and D, respectively.

      Prior to the Plan amendment, participants were able to change their investment options four times in a 12-month period. Effective October 1, 1995, participants may change their investment options, contribution percentages, and transfer account balances on an unlimited basis. The percentage contributed to each fund must be in increments of 10%. The total number of participants in each fund at December 31, 1996 is as follows:

            Fund A - ADT Limited Share Fund                       5,963
            New Fund B - Intermediate Bond Fund                   2,020
            New Fund C - Equity Fund                              2,443
            New Fund D - Cash Management Fund                     3.021
            New Fund E - Balance Fund                               492
            New Fund F - Aggressive Equity Fund                     810
            New Fund G - Global Equity Fund                         424

      The total number of participants in the Plan was 6,275 as of December 31, 1996 which is less than the sum of the number of participants shown above because participants have invested their contributions in more than one fund.

      Each participant's account is credited with the participant's contributions. The Company's 20% basic contributions, and the Company's supplemental contributions, if any, are invested in the ADT Limited Share Fund and credited to the participant's account. Pension eligible participants are entitled to direct Company contributions. Effective January 1, 1995, the Plan was amended to limit the contributions of "Highly Compensated" associates, as defined under IRS regulations, to the 8% maximum participating contributions only. Plan earnings and losses in each fund are allocated to participant accounts relative to the participant's account balance in each respective fund.

      Effective November 1, 1995, a loan provision is available to participants in which an active participant may borrow from the participant's vested account balance a mimimum of $1,000 up to 50% of the vested account balance. The maximum amount that can be borrowed is $50,000. Loan transactions are treated as a transfer to (from) the investment fund from

                                 ------------------

1.    PLAN DESCRIPTION, Continued

      (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for home purchase loans. The loans are collateralized by the balance in the participants' account and bear interest at a rate commensurate with prevailing rates at the beginning of each month and are fixed for the duration of the loan. Principal and interest is paid ratably through payroll deductions.

      Effective January 1, 1995, the Plan was amended to allow newly hired associates to contribute to the Plan only after they have completed one year of employment service with ADT Security Services or one of its subsidiaries or affiliates. Temporary employees are no longer eligible to participate in the Plan. Termination of service for any reason other than retirement, death, disability or layoff results in the forfeiture of the nonvested portion of a participant's account. Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Forfeitures for 1996 and 1995 were $201,975 and $199,734, respectively.

      A participant is fully vested at all times in the amount credited to the Plan account attributable to the participant's own contributions. A participant becomes fully vested in the amount attributable to Company contributions after three years of service, as defined in the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Method of Accounting

      The financial statements of the Plan have been prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                                 ------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

      Risks and Uncertainties

      The Plan provides for various investment options in a combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      Security Transactions and Related Investment Income

      Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

      Fees and Expenses

      All taxes, expenses, fees and charges of any kind in respect of the Trust Fund and most reasonable expenses of administering the Plan shall be paid by the Plan, unless the Company, at its discretion, elects to pay such taxes, expenses, fees or charges. All administrative fees, other than such costs as direct labor and related support costs, of the Plan were paid by the Plan during 1996 and 1995.

      Valuation of Investment Assets

      The Plan's investments are stated at fair value. Investments in ADT Limited common stock are valued based on the closing price of the stock at December 31, 1996 and 1995 as determined by the New York Stock Exchange. Investments in pooled funds of the Trustee are valued at fair value as reported by the Trustee. Quoted market prices are used to value investments in the mutual funds of Fidelity Investments. These investments are valued every business day by the mutual fund manager based on the fund's share price called the net asset value. Investments in the Dreyfus Cash Management Fund are valued at fair value as reported by the Trustee.

      Derivative Financial Instruments

      The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes. During 1996 and 1995, derivative investments comprised an immaterial portion of the total net assets available for benefits.

      Withdrawals and Distributions

      Withdrawals and distributions are recorded when paid.

                                 ------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

      Net Appreciation (Depreciation) in the Fair Value of Investments

      The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.


3.    VALUATION OF PARTICIPANTS' ACCOUNTS

      Prior to October 1, 1995, participants' accounts are valued at fair value at the end of each calendar month by the Plan Trustee on a cash and share equivalent basis. Effective October 1, 1995, participants' accounts are valued at fair value at the close of each business day by the Plan Trustee on a cash and share equivalent basis.

4.    FEDERAL INCOME TAX STATUS

      On November 21, 1995, a favorable updated determination letter was received from the IRS stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, therefore, the trust established under the Plan is exempt from Federal income tax under Section 501(a) of the Code. As long as the Plan is qualified under the tax laws, participants will not be taxed currently on Company contributions and before tax [401(k)] participant contributions to the Plan or on income earned by the Trust Fund. When a participant, beneficiary or estate of a participant receives a distribution under the Plan, such distribution is taxable, except to the extent such distribution represents the return of the participant's own after-tax contributions. The tax treatment of the balance of such distribution depends on the form and time of payment.


5.    PRIORITIES UPON TERMINATION OF THE PLAN

      The Company can amend the Plan at any time and any amendment may be given retroactive effect as the Company may determine, subject to the qualification that, except for the return of Company contributions under certain circumstances, the assets of the Plan must be used exclusively for the benefit of participants and their beneficiaries, and no participant may be deprived of any vested interest under the Plan. The Plan may be terminated or contributions under the Plan may be permanently discontinued at any time by the Company, in which event the Trustee will continue to act until the Plan's assets shall have been distributed in accordance with the Plan. Upon termination or discontinuance of the Plan, participants shall fully vest in the Plan.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                          DECEMBER 31,          DECEMBER 31,
                                             1996                   1995
                                         -------------         -------------
Net assets available for benefits
 per the financial statements            $ 140,835,170         $ 110,857,217

Amounts allocated to withdrawing
 participants                                  (26,595)              (61,235)
                                         -------------         -------------
Net assets available for benefits
  per the Form 5500                      $ 140,808,575         $ 110,795,982
                                         =============         =============


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                              DECEMBER 31,         DECEMBER 31,
                                                  1996                 1995
                                              ------------         ------------
Benefits paid to participants per
 the financial statements                     $ 17,919,074         $ 10,804,132

Add: Amounts allocated to withdrawing
    participants at December 31,
    1996 and 1995                                   26,595               61,235

Less: Amounts allocated to withdrawing
    participants at December 31,
    1995 and 1994                                  (61,235)            (646,244)
                                              ------------         ------------

Benefits paid to participants per the
  Form 5500                                   $ 17,884,434         $ 10,219,123
                                              ============         ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 and 1995 but not yet paid as of that date. The Plan's financial statements reflect amounts allocated to withdrawing participants for benefit claims when paid (see Note 2).

                                 ------------------



7.    RELATED PARTY TRANSACTIONS

      Fund A - ADT Limited Share Fund invests in common shares of ADT Limited, the ultimate parent of the Company. As such, these transactions qualify as parties-in interest. The Plan purchased common shares of ADT Limited amounting to $3,841,468 and $7,017,735 during 1996 and 1995, respectively. The Plan sold common shares of ADT Limited amounting to $2,588,148 and $509,653 during 1996 and 1995, respectively.

                             ADT SECURITY SERVICES, INC.
                           PROFIT SHARING AND SAVINGS PLAN
             Item 27A - Schedule of Assets Held for Investment Purposes

                                                                  Fair Value                               Cost
                                                        ------------------------------        ------------------------------
                                                        December 31,       December 31,       December 31,       December 31,
                                                            1996              1995               1996               1995
                                                        -----------        -----------        -----------        -----------
FUND A:
ADT Limited Share Fund (rates of return
 for the years ended December 31, 1996
 and 1995 were 50.44% and 38.69%, respectively)         $80,875,500        $54,530,520        $42,088,788        $43,632,962

Dreyfus Cash Management Class A Fund
 (effective interest rate for the year ended
  December 31, 1996 was 5.42% and for the 3
 months ended December 31, 1995 was 1.45%)                  750,700          1,000,739            750,700          1,000,739
                                                        -----------        -----------        -----------        -----------

                                                        $81,626,200        $55,531,259        $42,839,488        $44,633,701
                                                        ===========        ===========        ===========        ===========

FUND B:
Fidelity Commonwealth Trust Intermediate Bond
  Fund (rate of return for the year
  ended December 31, 1996 was 4.3% and for the 3
  months ended December 31, 1995 was 3.33%)             $ 7,898,693        $10,573,420        $ 7,999,430        $10,400,970

FUND C:
Fidelity Capital Trust Disciplined Equity Fund
 (rate of return for the year ended December 31,
 1996 was 29.69% and for the 3 months ended
 December 31, 1995 was <11.41%>)                        $16,051,140        $16,576,656        $16,336,798        $18,033,851

FUND D:
Dreyfus Cash Management Class A Fund
 (effective interest rate for the year ended
  December 31, 1996 was 5.42% and for the 3
  months ended December 31, 1995 was 1.45%)             $20,681,767        $23,243,884        $20,681,767        $23,243,884

FUND E:
Fidelity Puritan Fund (rate of return for the
  year ended December 31, 1996 was 17.97%
  and for the 3 months ended December 31,
  1995 was 2.99%)                                       $ 2,367,484        $   891,707        $ 2,343,150        $   868,953

FUND F:
Fidelity ContraFund Inc. (rate of return
 for the year ended December 31, 1996
 was 31.16% and for the 3 months ended
 December 31, 1995 was <5.30%>)                         $ 6,086,289        $ 2,854,149        $ 5,766,012        $ 2,926,890

FUND G:
Fidelity Investment Trust Worldwide Fund
 (rate of return for the year ended
 December 31, 1996 was 18.91% and for the 3
 months ended December 31, 1995 was .94%)               $ 1,388,754        $   401,439        $ 1,318,387        $   396,042

PARTICIPANT LOANS:
ADT Participant Loans (interest rate of
 9.25% - 9.50% for the year ended
  December 31, 1996 and 9.75% for the
 2 months ended December 31, 1995)                      $ 4,950,654        $ 2,430,708        $ 4,950,654        $ 2,430,708

                             ADT SECURITY SERVICES, INC.
                          PROFIT SHARING AND SAVINGS PLAN
                   Item 27D - Schedule of Reportable Transactions
                        for the year ended December 31, 1996
                                 ------------------



                                    Purchases                                               Sales
                           ---------------------------                    --------------------------------------------
                             Number of     Transaction        Expenses      Number of     Transaction         Net Gain
Description of Asset       Transactions       Amount          Incurred    Transactions       Amount            (Loss)
--------------------       ------------    -----------        --------    ------------    -----------        ---------
Series Transactions:

ADT Limited Share Fund             8        $ 3,841,468        $17,830          5        $ 2,588,148        $ 866,559

Fidelity Capital Trust
  Disciplined Equity Fund         82        $ 3,496,883            -          169        $ 5,038,267        $(200,085)


Dreyfus Cash Management
    Class A Fund                 251        $20,919,266            -          296        $23,407,620              -


Fidelity ContraFund, Inc.        161        $ 4,231,910            -           87        $ 1,475,007        $   8,011